ReliaStar Life Insurance Company of New York
and its Separate Account NY-B

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated April 19, 2012 to the Contract Prospectus dated May 1, 2009, as amended

> *This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.*

1. **Effective April 30, 2012**, the ING American Funds Growth Portfolio and the ING Large Cap Growth Portfolio (Class S) are closed for further investments.

2. **Effective April 30, 2012**, ING Baron Small Cap Growth Portfolio will change its name to ING Baron Growth Portfolio. As of April 30, 2012, all references to ING Baron Small Cap Growth Portfolio are revised accordingly.

3. **Effective April 30, 2012**, ING Large Cap Growth Portfolio (Class ADV) will be added to your contract as an investment option.

4. **Important Information Regarding Upcoming Fund Reorganization**

   On January 12, 2012, the Board of Trustees of ING Investors Trust approved a proposal to reorganize the following "Merging Portfolio" with and into the following "Surviving Portfolio":

Merging Portfolio	Surviving Portfolio
ING American Funds Growth Portfolio	ING Large Cap Growth Portfolio (Class ADV)

   Subject to shareholder approval, the reorganization is expected to take place **on or about July 21, 2012** (the "Reorganization Date"), resulting in a shareholder of the Merging Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Merging Portfolio, and the Merging Portfolio will no longer be available under the contract.

   Prior to the Reorganization Date, you may reallocate your contract value in the Merging Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Merging Portfolio on the Reorganization Date will be placed in the Surviving Portfolio. You may provide alternative instructions by calling our Customer Service Center at the number above.

   As of the effective date noted above, any references in the prospectus to the Merging Portfolio as being available under the contract are deleted.

5. **Important Information Regarding Upcoming Changes to the ING American Funds Bond Portfolio**

   Effective on or about July 21, 2012, the ING American Funds Bond Portfolio will change its name, subadviser and investment objective as follows:

New Fund Name: ING Bond Portfolio	**New Investment Objective:** Seeks to provide maximum total return through income and capital appreciation.
Investment Adviser: ING Investments, LLC	
New Investment Subadviser: ING Investment Management Co. LLC	

   As of July 21, 2012, all references to the ING American Funds Bond Portfolio are revised accordingly.